UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated November 12, 2020: DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020.

            The information contained in this Report on Form 6-K and the exhibit attached hereto, except for the commentary of the Partnership’s Chief Executive Officer, is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-240014) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 19, 2020.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2020

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

3

DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

ATHENS – November 12, 2020 – Dynagas LNG Partners LP (NYSE: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced its results for the three and nine months ended September 30, 2020.

Third Quarter Highlights:

•

Net income and earnings per common unit of $10.0 million and $0.20, respectively;

•

Adjusted Net Income(1) of $10.2 million and Adjusted Earnings per common unit of $0.21;

•

Adjusted EBITDA(1) of $24.2 million;

•

100% fleet utilization;

•

Declared and paid cash distribution of $0.5625 per unit on its Series A Preferred Units (NYSE: “DLNG PR A”) for the period from May 12, 2020 to August 11, 2020 and $0.546875 per unit on the Series B Preferred Units (NYSE: “DLNG PR B”) for the period from May 22, 2020 to August 21, 2020; and

•

Entered into an amended and restated ATM Sales Agreement (the “A&R Sales Agreement”), for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million (the “Current ATM Program”). Upon entry into the A&R Sales Agreement, the Partnership terminated its prior at-the-market program established in July of 2020 (the “Prior ATM Program”). At the time of such termination, $0.4 million of the Partnership’s common units out of an aggregate of $30.0 million of its common units were sold pursuant to the Prior ATM Program.

Subsequent Events:

•

Declared a quarterly cash distribution of $0.5625 on the Partnership’s Series A Preferred Units for the period from August 12, 2020 to November 11, 2020, which was paid on November 12, 2020; and

•

Declared a quarterly cash distribution of $0.546875 on the Partnership’s Series B Preferred Units for the period from August 22, 2020 to November 21, 2020, which is payable on November 23, 2020.

 (1) Adjusted Net Income, Adjusted Earnings per common unit, and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

CEO Commentary:

We are pleased to report the results for the three months and nine months ended September 30, 2020. All six LNG carriers in our fleet are operating under their respective long-term charters with international gas producers with an average remaining contract term of 7.9 years. Our estimated contracted revenue backlog is approximately $1.15 billion. Absent any unforeseen events or unscheduled dry dockings, our fleet is contracted to be employed 100% for 2020, 92% for 2021 and 83% for 2022 through and including 2025. The earliest contracted re-delivery date for our six LNG carriers is in the third quarter of 2021(the Arctic Aurora), with the next carrier (the Clean Energy) becoming available for re-chartering in the first quarter of 2026 at the earliest.

For the third quarter of 2020, we reported Net Income of $10.0 million and Adjusted EBITDA of $24.2 million. This improved performance is attributable to an increase in voyage revenues and a decrease in interest and finance costs compared to the corresponding period in 2019, coupled with stable vessel operating expenses during this period.

Despite the ongoing operational challenges the industry is facing as a result of the COVID-19 outbreak, we are pleased to report 100% utilization for our fleet for the third quarter of 2020. The ongoing impact of the COVID-19 outbreak has been operationally manageable due to our manager’s COVID-19 response plan which has been implemented with the support of our seafarers, charterers and employees, for which we are grateful.

Going forward, we intend to continue our strategy of using our cash flow generation to deleverage our balance sheet and reinforce our liquidity so as to build equity value over time. This, we believe, will enhance our ability to pursue future growth initiatives.

Financial Results Overview:

	Three Months Ended		Nine Months Ended
(U.S. dollars in thousands, except per unit data)	September 30, 2020 (unaudited)	September 30, 2019 (unaudited)	September 30, 2020 (unaudited)	September 30, 2019 (unaudited)
Voyage revenues	$34,346	$34,364	$102,730	$96,584
Net Income / (Loss)	$10,015	$(4,740)	$23,409	$(1,916)
Adjusted Net Income (1)	$10,203	$2,775	$27,161	$5,277
Operating income	$16,149	$16,061	$48,018	$43,963
Adjusted EBITDA(1)	$24,221	$23,775	$72,091	$66,366
Earnings/ (Loss) per common unit	$0.20	$(0.21)	$0.41	$(0.30)
Adjusted Earnings/ (Loss) per common unit (1)	$0.21	$—	$0.52	$(0.10)

(1) Adjusted Net Income, Adjusted EBITDA, and Adjusted Earnings/(Loss) per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Three Months Ended September 30, 2020 and 2019 Financial Results

Net Income for the three months ended September 30, 2020 was $10.0 million as compared to a Net Loss of $4.7 million in the corresponding period of 2019, which represents an increase of $14.7 million, or 312.8%. This increase was mainly attributable to a decrease in interest and finance costs in the three months ended September 30, 2020, as further analyzed below.

Adjusted Net Income for the three months ended September 30, 2020 was $10.2 million compared to $2.8 million in the corresponding period of 2019, representing a net increase of $7.4 million or 264.3%.

Voyage revenues for the three-month periods ended September 30, 2020 and 2019 were $34.3 million and $34.4 million, respectively.

The Partnership reported average daily hire gross of commissions(1) of approximately $62,500 per day per vessel in the three-month period ended September 30, 2020, compared to approximately $62,200 per day per vessel in the corresponding period of 2019. During the three-month periods ended September 30, 2020 and September 30, 2019, the Partnership’s vessels operated at 100% and 99% utilization, respectively.

Vessel operating expenses were $7.2 million, which corresponds to a daily rate per vessel of $13,074 in the three-month period ended September 30, 2020, as compared to $7.5 million, or a daily rate per vessel of $13,531 in the corresponding period of 2019.

Adjusted EBITDA for the three months ended September 30, 2020 was $24.2 million, as compared to $23.8 million for the corresponding period of 2019, which corresponds to an increase of $0.4 million, or 1.7%.

Interest and finance costs, net, were $6.0 million in the three months ended September 30, 2020 as compared to $20.9 million in the corresponding period of 2019, which represents a decrease of $14.9 million, or 71.3%. The decrease in interest and finance costs is due to (i) the lower weighted average interest rate, (ii) the reduction in the average interest bearing debt and (iii) the decrease in deferred loan fees as a result of a $7.5 million one-time write-off of deferred loan fees included in the corresponding period of 2019 in connection with the early prepayment of the $480 million Senior Secured Term Loan facility in September 2019.

For the three months ended September 30, 2020, the Partnership reported Earnings per common unit and Adjusted Earnings per common unit, basic and diluted, of $0.20 and $0.21 respectively, after taking into account the distributions relating to the Series A Preferred Units and the Series B Preferred Units on the Partnership’s Net income/Adjusted Net Income. Earnings per common unit and Adjusted Earnings per common unit, basic and diluted, are calculated on the basis of a weighted average number of 35,593,477 common units outstanding during the period and in the case of Adjusted Earnings per common unit after reflecting the impact of the non-cash items presented in Appendix B of this press release.

Adjusted Net Income, Adjusted EBITDA and Adjusted Earnings/(Loss) per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

(1) Average daily hire gross of commissions represents voyage revenue excluding the non-cash time charter deferred revenue amortization, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Liquidity/ Financing/ Cash Flow Coverage

During the three months ended September 30, 2020, the Partnership generated net cash from operating activities of $27.6 million as compared to $13.6 million in the corresponding period of 2019, which represents an increase of $14.0 million, or 102.9%.

As of September 30, 2020, the Partnership reported total cash of $76.0 million (including $50.0 million of restricted cash). The Partnership’s outstanding indebtedness as of September 30, 2020 under the $675.0 Million Credit Facility amounted to $627.0 million, gross of unamortized deferred loan fees and including $48.0 million, which is repayable within one year.

In July 2020, the Partnership, under the Prior ATM program, issued and sold 122,580 common units at a weighted average price of $3.665 per unit, resulting in gross proceeds of $0.4 million and net proceeds of $0.3 million. No issuances of common units under the Current ATM program were made during the three months ended September 30, 2020.

As of September 30, 2020, the Partnership had unused availability of $30.0 million under its interest free $30.0 million revolving credit facility with its Sponsor, or the $30.0 Million Revolving Credit Facility, which was extended on November 14, 2018, and is available to the Partnership at any time until November 2023.

Vessel Employment

As of November 12, 2020, the Partnership had estimated contracted time charter coverage(1) for 100% of its fleet estimated Available Days (as defined in Appendix B) for 2020, 92% of its fleet estimated Available Days for 2021 and 83% of its fleet estimated Available Days for 2022.

As of the same date, the Partnership’s contracted revenue backlog estimate (2) (3) was $1.15 billion, with an average remaining contract term of 7.9 years.

(1) Time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated delivery and redelivery dates prescribed in the Partnership’s current time charter contracts, net of scheduled class survey repairs by the number of expected Available Days during that period.

(2) The Partnership calculates its estimated contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods disclosed due to, for example, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day.

(3) $0.16 billion of the revenue backlog estimate relates to the estimated portion of the hire contained in certain time charter contracts with Yamal which represents the operating expenses of the respective vessels and is subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels’ operating costs.

Conference Call and Webcast:

As announced, the Partnership’s management team will host a conference call on Friday, November 13, 2020 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 (877) 553-9962 (US Toll Free Dial In), 0 (808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592(Standard International Dial In). Please quote “Dynagas.”

A telephonic replay of the conference call will be available until November 19, 2020, by dialing +1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In) and the access code required for the replay is: 59711562#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Dynagas LNG Partners website www.dynagaspartners.com.Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the third quarter ended September 30, 2020 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website on the webcast page. Participants to the webcast can download the PDF presentation. None of the information contained in or that forms a part of the Partnership’s conference calls, website or audio webcasts is part of this release.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a master limited partnership which owns and operates liquefied natural gas (LNG) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
Markella Kara

Capital Link, Inc.
230 Park Avenue, Suite 1536

New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “project”, “will”, “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements. These forward-looking are not intended to give any assurance as to future results and should not be relied upon.

The forward-looking statements in this press release are based upon various assumptions and estimates, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed, expressed or implied, in the forward-looking statements include, but are not limited to, the strength of world economies and currency fluctuations, general market conditions, including fluctuations in charter  rates, ownership days, and  vessel  values,  changes  in  supply and demand  for  Liquefied  Natural  Gas  (LNG)  shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental laws, rules and regulations or actions taken by regulatory authorities,  economic, regulatory, political and governmental conditions that affect the shipping and the LNG industry, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns, instances of off-hires, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the amount of cash available for distribution, and other factors. Please see the Partnership’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)
REVENUES
Voyage revenues	$34,346	$34,364	$102,730	$96,584
EXPENSES
Voyage expenses (including related party)	(695)	(803)	(2,305)	(1,934)
Vessel operating expenses	(7,217)	(7,469)	(21,687)	(21,286)
General and administrative expenses (including related party)	(596)	(737)	(1,861)	(1,823)
Management fees -related party	(1,697)	(1,648)	(5,055)	(4,890)
Depreciation	(7,992)	(7,646)	(23,804)	(22,688)
Operating income	16,149	16,061	48,018	43,963
Interest and finance costs, net	(6,026)	(20,851)	(21,126)	(45,898)
Loss on derivative instruments	(5)	—	(3,357)	—
Other, net	(103)	50	(126)	19

Net income / (Loss)	$10,015	$(4,740)	$23,409	$(1,916)
Earnings/ (loss) per common unit (basic and diluted)	$0.20	$(0.21)	$0.41	$(0.30)
Weighted average number of units outstanding, basic and diluted:
Common units	35,593,477	35,490,000	35,524,744	35,490,000

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. Dollars—except for unit data)

	September 30, 2020 (unaudited)	December 31, 2019 (audited)
ASSETS:
Cash and cash equivalents and restricted cash (current and non-current)	$76,046	$66,206
Due from related party (current and non-current)	1,350	1,350
Other current assets	2,521	1,966
Vessels, net	892,893	916,697
Other non-current assets	2,666	2,968
Total assets	$975,476	$989,187

LIABILITIES
Total long-term debt, net of deferred financing costs	$619,068	$653,154
Total other current liabilities	19,567	16,951
Derivative financial instrument (current and non-current)	3,181	—
Due to related party (current and non-current)	1,747	2,202
Total other non-current liabilities	3,193	3,173
Total liabilities	$646,756	$675,480

PARTNERS’ EQUITY
General partner (35,526 units issued and outstanding as at September 30, 2020 and December 31, 2019)	(13)	(28)
Common unitholders (35,612,580 units issued and outstanding as at September 30, 2020 and 35,490,000 units issued and outstanding as at December 31, 2019)	202,019	187,021
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at September 30, 2020 and December 31, 2019)	73,216	73,216
Series B Preferred unitholders: (2,200,000 units issued and outstanding as at September 30, 2020 and December 31, 2019)	53,498	53,498
Total partners’ equity	$328,720	$313,707

Total liabilities and partners’ equity	$975,476	$989,187

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Cash flows from Operating Activities:
Net income / (Loss):	$10,015	$(4,740)	$23,409	$(1,916)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	7,992	7,646	23,804	22,688
Amortization and write-off of deferred financing fees	626	8,316	1,913	9,927
Deferred revenue amortization	129	(36)	233	(430)
Amortization of deferred charges	54	54	162	126
Loss on derivative financial instrument	5	—	3,357	—
Changes in operating assets and liabilities:
Trade accounts receivable	355	—	(222)	48
Prepayments and other assets	196	165	(285)	(498)
Inventories	19	1,222	(48)	421
Due from/ to related parties	3,275	(749)	(455)	(274)
Deferred charges	108	38	(73)	(999)
Trade accounts payable	(54)	(834)	(988)	(449)
Accrued liabilities	189	128	(122)	173
Unearned revenue	4,678	2,350	3,738	888

Net cash provided by Operating Activities	27,587	13,560	54,423	29,705

Cash flows from Investing Activities
Vessel acquisitions and other additions to vessels’ cost	—	—	—	—
Net cash used in Investing Activities	—	—	—	—

Cash flows from Financing Activities:
Issuance of common units, net of issuance costs	276	—	276	—
Payment of securities registration and other filing costs	(17)	—	(17)	(139)
Distributions declared and paid	(2,891)	(2,890)	(8,672)	(13,501)
Proceeds from long-term debt	—	675,000	—	675,000
Repayment of long-term debt	(12,000)	(470,400)	(36,000)	(472,800)
Payment of derivative instruments	(170)	—	(170)	—
Payment of deferred finance fees	—	(10,558)	—	(10,558)
Net cash used in Financing Activities	(14,802)	191,152	(44,583)	178,002

Net increase in cash and cash equivalents and restricted cash	12,785	204,712	9,840	207,707
Cash and cash equivalents and restricted cash at beginning of the period	63,261	112,912	66,206	109,917
Cash and cash equivalents and restricted cash at end of the period	$76,046	$317,624	$76,046	$317,624

APPENDIX B

Fleet statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
(expressed in United states dollars except for operational data)	2020	2019	2020	2019
Number of vessels at the end of period	6	6	6	6
Average number of vessels in the period (1)	6	6	6	6
Calendar Days (2)	552.0	552.0	1,644.0	1,638.0
Available Days (3)	552.0	552.0	1,644.0	1,638.0
Revenue earning days (4)	552.0	548.7	1,638.7	1,604.3
Time Charter Equivalent (5)	$60,962	$60,799	$61,086	$57,784
Fleet Utilization (4)	100%	99%	99.7%	98%
Vessel daily operating expenses (6)	$13,074	$13,531	$13,192	$12,995

     (1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days that each vessel was a part of the Partnership’s fleet during the period divided by the number of Calendar Days (defined below) in the period.

      (2)  “Calendar Days” are the total days that the Partnership possessed the vessels in its fleet for the relevant period.

     (3)  “Available Days” are the total number of Calendar Days that the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

       (4)  The Partnership calculates fleet utilization by dividing the number of its Revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days (which do not include positioning/ repositioning days for which compensation has been received) during a period by the number of Available Days. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

      (5)  Time charter equivalent rate (“TCE rate”), is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, the TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and to assist the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of the Partnership’s TCE rates for the three and nine months ended September 30, 2020 and 2019 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$34,346	$34,364	$102,730	$96,584
Voyage Expenses *	(695)	(803)	(2,305)	(1,934)
Time Charter equivalent revenues	$33,651	$33,561	$100,425	$94,650
Available Days	552.0	552.0	1,644.0	1,638.0
Time charter equivalent (TCE) rate	$60,962	$60,799	$61,086	$57,784

*Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

       (6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars)	2020	2019	2020	2019
Net income / (Loss)	$10,015	$(4,740)	$23,409	$(1,916)
Net interest and finance costs (1)	6,026	20,851	21,126	45,898
Depreciation	7,992	7,646	23,804	22,688
Loss on derivative financial instrument	5	—	3,357	—
Amortization of deferred revenue	129	(36)	233	(430)
Amortization of deferred charges	54	54	162	126
Adjusted EBITDA	$24,221	$23,775	$72,091	$66,366

(1) Includes interest and finance costs and interest income, if any.

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments, taxes (when incurred), depreciation and amortization (when incurred), class survey costs and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the ability to compare the Partnership’s operating performance from period to period and against that of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or against companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possible changes in financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength.

Adjusted EBITDA is not intended to and does not purport to represent cash flows for the period, nor is it presented as an alternative to operating income. Further, Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented above, may not be comparable to similarly titled measures of other businesses because they may be defined differently by those other businesses. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP. Any Non-GAAP measures should be viewed as supplemental to, and should not be considered as alternatives to, GAAP measures including, but not limited to net earnings (loss), operating profit (loss), cash flow from operating, investing and financing activities, or any other measure of financial performance or liquidity presented in accordance with GAAP.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars except for units and per unit data)	2020	2019	2020	2019
Net Income / (Loss)	$10,015	$(4,740)	$23,409	$(1,916)
Non-cash expense from accelerated amortization of deferred loan fees	—	7,497	—	7,497
Amortization of deferred revenue	129	(36)	233	(430)
Amortization of deferred charges	54	54	162	126
Loss on derivative financial instrument	5	—	3,357	—
Adjusted Net Income	$10,203	$2,775	$27,161	$5,277
Less: Adjusted Net Income attributable to preferred unitholders and general partner	(2,898)	(2,891)	(8,690)	(8,668)
Common unitholders’ interest in Adjusted Net Income/(Loss)	$7,305	$(116)	$18,471	$(3,391)
Weighted average number of common units outstanding, basic and diluted:	35,593,477	35,490,000	35,524,744	35,490,000
Adjusted Earnings/(Loss) per common unit, basic and diluted	$0.21	$—	$0.52	$(0.10)

Adjusted Net Income represents net income before non-recurring expenses (if any), charter hire amortization related to time charters with escalating time charter rates, amortization of fair value of acquired time charters and changes in the fair value of derivative financial instruments. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income attributable to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The    Partnership’s definitions of Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, may not be the same at those reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Adjusted Earnings per unit available to common unitholders are useful to investors because these measures facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit does not imply, and should not be construed as an inference, that its future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP.

4